EXHIBIT 99.1

Osisko Development Awards Project and Construction Management Services Contract for the Development of the Cariboo Gold Project

MONTREAL, Feb. 09, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that its wholly-owned subsidiary, Barkerville Gold Mines Ltd., has entered into a definitive Project and Construction Management Services Agreement with JDS Energy & Mining Inc. ("JDS") for the development of the Cariboo Gold Project, located in British Columbia (the "Cariboo Gold Project").

Sean Roosen, Chairman and CEO, commented, "Formalizing our partnership with JDS supports an integrated approach to project delivery, as we advance the next phase of work at the Cariboo Gold Project. JDS' project and construction management experience provides additional capacity and structure across planning and execution, supporting disciplined progress on the development of the Cariboo Gold Project."

About JDS Energy & Mining Inc.

JDS is a Western Canada-based mining services company founded in 2004 by Jeff Stibbard and comprised of a diverse team of skilled and highly experienced mining and construction professionals. With a proven track record of providing clients with fit-for-purpose solutions and delivering value, JDS has earned a reputation for delivering and executing project plans on budget, on schedule, and most importantly, safely. The JDS team prides itself on delivering projects from concept through operations and ultimately reclamation – an approach it has executed across Canadian and international operations. Past projects include the Minto Mine, the Gahcho Kue Mine, and the Silvertip Mine. Please visit their website at https://jdsmining.ca for more information.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or potential outcomes. Such forward-looking statements in this news release may include, without limitation, statements pertaining to the ability to develop the Cariboo Gold Project; the timing and ability to complete contemplated work. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, risks related to exploration, development and operation of the Cariboo Gold Project, general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise these forward-looking statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.